EXHIBIT 12.1

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Fixed charges:
Interest Expense	22,120	23,696	45,761	60,505	95,775	97,646	92,868
30% of rental expense	294	231	488	473	461	445	396

Total fixed charges	22,414	23,927	46,249	60,978	96,236	98,091	93,264

Earnings:
Income (loss) from continuing operations before (benefit from) provision for income taxes and cumulative effect of change in accounting principle	1,858	23,130	71,957	(81,356)	6,416	(82,348)	(32,613)
Less: Income (loss) from equity investments	1,709	2,764	7,428	478	6,328	(4,121)	356
Add: Distributions from equity investments	3,055	3,260	7,948	7,540	6,405	6,583	815
Add back: fixed charges	22,414	23,927	46,249	60,978	96,236	98,091	93,264

Total earnings	25,618	47,553	118,726	(13,316)	102,729	26,447	61,101

Ratio of earnings to fixed charges	1.1	2.0	2.6	—	1.1	—	—

Earnings shortfall	—	—	—	(72,294)	—	(71,644)	(32,163)